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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X    Form 40-F
                                  ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                               Yes       No  X
                                   ---      ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                               Yes       No  X
                                   ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No  X
                                   ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: the Company's notice to its shareholders on the merger of the
              Company into hanarotelecom incorporated, posted on The Korea Economic Daily in Korea and The Financial Times in the United States on October 6, 2005.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                    KOREA THRUNET CO., LTD.



Date: October 6, 2005                               By: /s/ Soon-Yub Samuel Kwon
                                                       -------------------------
                                                    Name:  Soon-Yub Samuel Kwon
                                                    Title: CEO

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                                  EXHIBIT INDEX


Exhibit       Description
-------       -----------

99.1 The Company's notice to its shareholders on the merger of the Company into hanarotelecom incorporated, posted on The Korea
              Economic Daily in Korea and The Financial Times in the
              United States on October 6, 2005.